September 27, 2016



Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management ? Insured Investments Office
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-182763; 811-04294  MOA Guide
	File No. 333-189593; 811-04294  W&R II Annuity

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comment received by Minnesota Life Insurance Company (the "Company") by telephone on September 23, 2016. The comment was made to MOA Guide and also applies to W&R II Annuity. The Staff's comment is set forth below, followed by the Company's response.

1.	On page 3 of the supplement to MOA Guide, please define the term "pro-
rata" at the end of the first paragraph or otherwise explain how charges will apply upon rider termination.

	Response:

	In response to the Staff's comments, we will revise the last sentence in the "Optional Contract Rider Charges" section as follows (or similar):

At rider termination, a portion of the charge for the period of time between the last quarterly charge and the date of termination will be deducted.

Please direct additional questions or comments to the undersigned at: (651) 665-4145.


Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel